Exhibit 12

LYONDELLBASELL INDUSTRIES N.V.

STATEMENT SETTING FORTH DETAIL FOR COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

	Successor			Predecessor
	Three Months Ended	For the Year Ended	May 1 through	January 1 through	For the Year Ended
	March 31,	December 31,	December 31,	April 30,	December 31,	December 31,	December 31,
Millions of dollars, except ratio data	2012	2011	2010	2010	2009	2008	2007
Income (loss) from continuing operations before income taxes	$901	$3,188	$1,686	$7,191	$(4,283)	$(8,191)	$940
Deduct income (loss) from equity investments	46	216	86	84	(181)	38	162
Add distributions of earnings from equity investments	14	206	34	18	26	98	148

Earnings adjusted for equity investments.	869	3,178	1,634	7,125	(4,076)	(8,131)	926

Fixed charges:
Interest expense, gross	99	1,044	545	713	1,795	2,476	353
Portion of rentals representative of interest	24	96	56	35	104	183	24

Total fixed charges before capitalized interest	123	1,140	601	748	1,899	2,659	377
Capitalized interest	5	8	2	4	35	13	3

Total fixed charges including capitalized interest	128	1,148	603	752	1,934	2,672	380

Earnings before fixed charges	$997	$4,326	$2,237	$7,877	$(2,142)	$(5,459)	$1,306

Ratio of earnings to fixed charges(a)	7.79	3.77	3.71	10.47	—	—	3.44

(a)	For the years 2009 and 2008, earnings were insufficient to cover fixed charges by $4,076 million and $8,131 million, respectively.